SECUR 06005057 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich Prime Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 First Stamford Place, 6th Floor
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Savitz 203-388-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles Brucia & Co. Certified Public Accountants
(Name – *if individual, state last, ~~first, middle name~~*)

366 Madison Avenue (Address) New York, (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
JUN 19 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Savitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Prime Trading Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SR MANAGING PTR

Title

Notary Public

DOROTA LUPINSKA
Notary Public
My Commission Expires February 28, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH PRIME TRADING GROUP, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15C 3-1)
AND RELATED RECONCILIATION
DECEMBER 31, 2005

Total Members' Equity		$ 665,262
Deductions and/or charges:		
Nonallowable assets:		
Prepaid Expenses	25,817	
Property and Equipment, less Accumulated Depreciation and Amortization of $134,454	65,106	
Deposits	96,900	
		187,823
Net Capital Before Haircut on Securities Positions		477,439
Haircut		10,186
Net Capital		467,253
Minimum Net Capital Requirement Greater of 6.7% of Aggregate Indebtedness of $230,476 or $5,000		15,365
Excess Net Capital		$ 451,888
Ratio of aggregate indebtedness to net capital		0.50 to 1

Reconciliation of Material Differences:

Net Capital per Above Computation	467,253
Net Capital per Focus Report Filed	551,210
Difference	$ (83,957)

Difference Accounted for as Follows:

Accrual of Additional Expenses	(83,957)
Difference per Above Reconciliation	$ (83,957)

CHARLES BRUCIA & CO.
CERTIFIED PUBLIC ACCOUNTANTS
366 MADISON AVENUE
NEW YORK, NEW YORK 10017
TEL. 212 682 2459 FAX: 212 949 0728

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Greenwich Prime Trading Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenwich Prime Trading Group, LLC (the Company), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charles Brucia & Co.

New York, New York
February 22, 2006

GREENWICH PRIME TRADING GROUP, LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2005

GREENWICH PRIME TRADING GROUP, LLC
ANNUAL REPORT
DECEMBER 31, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

CHARLES BRUCIA & CO.
CERTIFIED PUBLIC ACCOUNTANTS
366 MADISON AVENUE
NEW YORK, NEW YORK 10017
TEL. 212 682 2459 FAX: 212 949 0728

To the Members
Greenwich Prime Trading Group, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC as of December 31, 2005, and the related statements of income and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2005, and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles Brucia & Co.

New York, New York
February 22, 2006

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$518,747	
Receivable from Clearing Broker	189,168	
Prepaid Expenses	25,817	
Deposits	96,900	
Property and Equipment less Accumulated Depreciation and Amortization of $134,454	65,106	
TOTAL ASSETS		$895,738

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable	$132,094	
Pension Payable	54,035	
Other Liabilities	44,347	
Total Liabilities		$230,476
Commitments and Contingencies		
Members' Equity		665,262
TOTAL LIABILITIES & MEMBERS' EQUITY		$895,738

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Income		
Commissions	$2,999,570	
Dividends and Interest	12,790	
Other Income	55,595	
Total Income		$3,067,955
Operating Expenses		
Salaries and Employee Benefits	1,842,800	
Data Processing and Communications	306,982	
Research Expenses	281,395	
Professional Fees	147,902	
Clearance Fees	140,485	
Rent Expense	156,787	
Other Expense	217,513	
Total Operating Expenses		3,093,864
Net Loss		($25,909)
Members' Equity at the Beginning of the Year		691,171
Members' Equity at the End of the Year		$665,262

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss from Operations	($25,909)	
Adjustments to Reconcile Net Loss Used by Operating Activities:		
Depreciation and Amortization	24,887	
Decrease (Increase) in Operating Assets		
Accounts Receivable	35,322	
Prepaid Expenses	(14,254)	
Other Assets	460	
Increase (Decrease) in Operating Liabilities		
Accounts Payable	(25,459)	
Pension Payable	31,562	
Other Liabilities	13,583	
Net Cash Provided by Operating Activities		$40,192
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment		(17,951)
Net Increase in Cash		22,241
Cash and Cash Equivalents at the Beginning of the Year		496,506
Cash and Cash Equivalents at the End of the Year		518,747

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

GREENWICH PRIME TRADING GROUP, LLC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Greenwich Prime Trading Group, LLC, hereinafter referred to as "the Company", is a Connecticut Limited Liability Company. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes thereto are the representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership for income tax purposes. As such, the members include their share of the income and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Company.

Depreciation

Depreciation is provided on a declining balance method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the economic useful life of the improvements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2005, the financial instruments that potentially expose the Company to concentrations of credit risk consist principally of money market funds held by the Company's carrying broker which is a member of the New York Stock Exchange. The commissions receivable are from the same carrying broker. In fact, substantially all of the assets of the Company are held by this carrying broker. The Company does not believe that the concentration of credit risk of the aforementioned financial instruments represents a material risk of loss with respect to its financial position as of December 31, 2005.

During 2005, the Company maintained cash balances on deposit with financial institutions which, from time to time, exceeded the Federal Depository Insurance Corporation limit and subjected the Company to concentration of credit risk. The Company believes that it is not exposed to any significant credit risk on such deposits.

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

Amounts Receivable from the Clearing Broker at December 31, 2005, consists of commissions receivable of $189,168.

NOTE 5 - PENSION PLANS

The Company maintains a noncontributory defined benefit pension plan covering certain employees. Benefits under this plan are based upon years of service and final average earnings. An employee becomes fully vested upon completion of three years of service. Prior to January 1, 2004, it had been the policy of the company to fund the maximum amount that can be deducted for Federal Income Tax purposes.

For the year ended December 31, 2005, the company accrued $21,425 for its defined benefit contribution which represented the minimum amount which could be deducted for Federal Income Tax purposes. A summary of the changes in benefit obligations and plan assets as of December 31, 2005, is presented as follows:

NOTE 6 - PENSION PLANS (Continued)

Benefit Obligation at Beginning of the year	$ 895,419	
Interest Costs	58,202	
Benefit Obligations at end of Year		$ 953,621
Change in Plan Assets		
Fair Value of Assets at Beginning of Year	$ 899,051	
Actual Returns on Plan Assets	(22,563)	
Employer Contributions	21,473	
Fair Value of Assets at End of Year		$ 897,961
Funded Status	$ (55,660)	
Unrecognized Transition Amount	264,229	
Unrecognized Actuarial (Gains)	(6,430)	
Prepaid Benefit Costs		$ 202,139
Discount Rate		6.50%
Expected Long Term Rate of Returns on Investments		7.50%

The 2005 expense and disclosure reflect the cessation of benefit accruals under the plan that became effective as of December 31, 2003. The cessation of benefit accruals was accounted for as plan curtailment under SFAS No. 88. The Company also previously maintained a money purchase plan covering all eligible employees not included in the defined benefit pension plan. All employees in that plan became fully vested upon completion of three years of service.

Effective January 1, 2004, both retirement plans were replaced with a profit sharing plan covering all eligible employees. For the year ended December 31, 2005 the expense for the profit sharing plan was $126,000.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule which is liquidity requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2005, the aggregate indebtedness and net capital of the Company were $230,476 and $467,253, respectively. The required minimum net capital for this same date was $15,365, resulting in excess net capital of $451,888.

NOTE 9 – EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Benefit of Customers".

NOTE 8 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On January 26, 2004, the Company entered into an operating lease for office space that will expire on April 30, 2013. Minimum future rental payments under this non-cancelable operating lease are as follows:

Year	Amount
2006	$161,500
2007	166,600
2008	171,700
2009	176,800
2010 through 2013	625,600
Total Minimum Future Rental Payments	$1,302,200

The Company has entered into sub-lease agreements with unrelated parties to occupy a portion of the office space described above. These agreements are renewable annually at the discretion of the subtenants. The Company currently receives $2,809 per month from subtenants.

****

GREENWICH PRIME TRADING GROUP, LLC
FINANCIAL STATEMENT SUPPLEMENTAL REPORTS
DECEMBER 31, 2005

TABLE OF CONTENTS